

Mail Stop 3561

September 15, 2016

Ryan Faulkingham
Chief Financial Officer
Compass Diversified Holdings
Compass Group Diversified Holdings LLC
Sixty One Wilton Road, Second Floor
Westport, Connecticut 06880

> **Re:** **Compass Diversified Holdings**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-34927**
>
> **Compass Group Diversified Holdings LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-34926**

Dear Mr. Faulkingham:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Lyn Shenk for

     Andrew Mew
     Senior Assistant Chief Accountant
     Office of Transportation and Leisure